

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

February 26, 2010

Mr. Dennis G. Moore, President and Chief Financial Officer
J & J Snack Foods Corp.
6000 Central Highway
Pennsauken, New Jersey 08109

> **Re**: **J & J Snack Foods Corp.**
> **Form 10-K for the Fiscal Year Ended September 26, 2009**
> **Filed December 8, 2009**
> **Form 10-Q for the Fiscal Quarter Ended December 26, 2009**
> **Filed January 21, 2010**
> **Schedule 14 A Definitive Proxy Statement**
> **Filed December 22, 2009**
> **File No. 0-14616**

Dear Mr. Moore:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14 A Definitive Proxy Statement, filed December 22, 2009

General

1.   Please confirm in writing that you will comply with the following comments in all future filings, and provide us with an example of the disclosure you intend to use in each case. After our review of your responses, we may raise additional comments.

Annual Cash Incentive, page 10

2.   We note your disclosure that, in addition to the recommendation of the CEO and the annual results of the Company, you reviewed the "published reports of salaries and bonus given to CFO's of 100 local Philadelphia companies" when determining the amount of Mr. Moore's annual cash incentive. Related disclosure on page 9 states that you strive to deliver competitive compensation as compared to companies with whom you compete for executive talent and that your "Compensation Committee reviews reports of compensation of 100 local Philadelphia companies." We further note your response letter to us dated May 8, 2008, which stated that your Compensation Committee uses these reports, with a "focus on companies with similar earnings and sales" as a source of information when making compensation decisions. Please identify the comparison group of companies used when determining Mr. Moore's annual cash incentive. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

3.   In addition, disclose the actual percentile in comparison to this group of companies with respect to the annual cash incentive paid to Mr. Moore.

Summary Compensation Table, page 13

4.   Provide summary compensation information for the last three completed fiscal years. Refer to Item 402(c)(1) of Regulation S-K.

Form 10-K for the Fiscal Year Ended September 26, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, Judgments and Estimates, page 12

5.   Your disclosure indicates that you recognize revenue from equipment service and from equipment service contracts. Please clarify the nature of each type of service that you provide to your customers and how you have determined that

your accounting policy for each type of service complies with SAB Topic 13. In addition, please revise the discussion within your business disclosure in Item 1 of your filing to disclose the nature of the services that you provide to your customers.

6.   We note that you record offsets to revenue for allowances, end-user pricing adjustments, trade spending, coupon redemption costs and returned products. Please provide a detailed explanation of each customer program that creates each of revenue offset that you have disclosed, and provide your accounting policy for each individual program.

7.   We note your disclosure surrounding the uncertainty in estimating revenue in your Food Service segment. Please clarify how you have determined that your revenue is fixed or determinable and collectible upon shipment when shipments to end users are unknown to you, customers take deductions from the sales price when they pay you, and take deductions that they are not contractually entitled to take.

Results of Operations, page 14

8.   Your disclosure does not provide a discussion of the key indicators of financial condition and operating performance that management uses to analyze the short and long-term condition and results of the business. Your MD&A discussion should "identify and address those key variables and other quantitative and qualitative factors which are peculiar to and necessary for an understanding and evaluation of the individual company." We refer you to Financial Reporting Codification 501.12.b.1. Therefore, please tell us the all the significant key variables that management uses to manage the business, both consolidated and by reportable segment, and revise your MD&A to disclose those key variables.

9.   Your disclosure within your Food Service results of operations discussion states, "[t]he changes in sales throughout the Food Service Segment were from a combination of volume changes and price increases." This disclosure does not comply with the disclosure requirement in Regulation S-K, Rule 303(a)(3)(iii). Therefore, please revise to disclose the extent to which increases in revenue in the Food Service segment were attributable to increases in price, volume or the introduction of new products and services. You should revise your Retail Supermarkets results of operations discussion to provide similar disclosure.

10.   You provide disclosure about the current period increase or decrease in sales of your various products within your Food Service, Retail Supermarkets and Frozen Beverage segments. However, you have not provided an analysis as to the reason(s) why the sales of the products have increased or decreased in the current

period or provided a discussion of any known or expected trends that management has observed based upon the results of your product sales. Please revise your discussion accordingly. We refer you to Financial Reporting Codification 501.12.b.4.

11.   In addition to discussing the results of revenue by reportable segment, provide a discussion of the results of operating income by segment.

Consolidated Statements of Earnings, page F-4

12.   Please tell us what consideration you have given to separate presentation of product and services revenue and related cost of revenue in your income statements pursuant to Regulation S-X, Rules 5-03.1 and 2. As part of your response, please quantify the amount of service revenue recognized for each year reported.

Note O – Segment Reporting, page F-23

13.   Please revise to provide disclosure of your products and services pursuant to ASC Topic 280-10-50-40.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

    You may contact Gary Newberry at (202) 551-3761, or Chris White, Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. Please contact Tracey McNeil at (202) 551-3392, Mike Karney at (202) 551-3847, or me at (202) 551-3740 with any other questions.

                                                    Sincerely,

                                                    H. Roger Schwall
                                                    Assistant Director